                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2005

                         Commission File Number 0-120152

                         HEALTHCARE SERVICES GROUP, INC.
             (Exact name of registrant as specified in its charter)

          Pennsylvania                                          23-2018365
(State or other jurisdiction of                                (IRS Employer
 incorporation or organization)                           Identification number)

           3220 Tillman Drive-Suite 300, Bensalem, Pennsylvania 19020
               (Address of principal executive office) (Zip code)

Registrant's telephone number, including area code: 215-639-4274

                                Total of 16 Pages

                                      INDEX

DESCRIPTION                                                                 PAGE
-----------                                                                -----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      2
FINANCIAL STATEMENTS:
   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                           3
   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
      FOR BENEFITS                                                           4
   NOTES TO FINANCIAL STATEMENTS                                           5 - 9
SUPPLEMENTAL SCHEDULE:
   SCHEDULE OF ASSETS (HELD AT END OF YEAR)                                  10
SIGNATURES                                                                   11
CERTIFICATIONS                                                             12-15

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator:
     HEALTHCARE SERVICES GROUP, INC. RETIREMENT SAVINGS PLAN

We have audited the accompanying statements of net assets available for benefits of Healthcare Services Group, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at the end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRANT THORNTON LLP
Edison, New Jersey
June 23, 2006

                         HEALTHCARE SERVICES GROUP, INC.
                             RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                  DECEMBER 31,

                                       2005         2004
                                    ----------   ----------
Assets
Investments at fair value           $1,551,867   $1,338,767
Non-interest bearing cash                   --            9
Receivables
   Participant contributions             7,401        7,695
                                    ----------   ----------
Net Assets Available for Benefits   $1,559,268   $1,346,471
                                    ==========   ==========

The accompanying notes are an integral part of these statements.

                         HEALTHCARE SERVICES GROUP, INC.
                             RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                         FOR THE YEAR ENDED DECEMBER 31,

                                                          2005         2004
                                                       ----------   ----------
Additions:
   Participant contributions                           $  222,229   $  278,988
   Rollover contributions                                      --       27,169
   Investment income:
      Interest                                                 56           11
      Dividends                                            39,924       14,197
      Other                                                 (163)           --
      Net appreciation in fair value of investments        96,536       85,561
                                                       ----------   ----------
                                                          136,353       99,769
                                                       ----------   ----------
      Total Additions                                     358,581      405,926
Deductions:
   Benefit payments                                      (145,785)     (90,737)
NET INCREASE                                              212,797      315,189
Net assets available for benefits, beginning of year    1,346,471    1,031,282
                                                       ----------   ----------
Net assets available for benefits, end of year         $1,559,268   $1,346,471
                                                       ==========   ==========

The accompanying notes are an integral part of these statements.

                         HEALTHCARE SERVICES GROUP, INC.
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2005 AND 2004

NOTE A.-DESCRIPTION OF PLAN

     The following description of the Healthcare Services Group, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     1.   General

          The Plan commenced October 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a defined contribution plan covering all non-highly compensated salaried employees who have one year of service (1,000 hours) and have attained the age of twenty-one or older with the exception employees whose employment is governed by a collective bargaining agreement.

     2.   Contributions

          Each year, participants may contribute up to 15% of their pretax annual compensation as defined in the Plan. There are no employer-matching contributions as defined in the Plan. A participant may elect to commence salary reductions as of the first day of the month coinciding with the date the employee satisfied the eligibility requirements.

          Participants may also rollover to the plan amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various options offered by the Plan.

          Contributions are subject to certain limitations.

     3.   Participant Accounts

          Each participant's account is credited with the participant's contribution and allocations of Plan earnings. Allocations are determined by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     4.   Vesting

          Participants are vested immediately in their contributions plus actual earnings thereon.

                         HEALTHCARE SERVICES GROUP, INC.
                             RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 2005 AND 2004

NOTE A. (CONTINUED)

     5.   Administrative Expenses

          All administrative expenses were paid by the plan sponsor, Healthcare Services Group, Inc.

     6.   Benefit Payments

          On termination of service due to death or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or monthly, quarterly, semi-monthly or annual installments. No disability benefits, other than those payable upon termination of employment, are provided in the Plan. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

          A Participant who has attained the age of 59 1/2 years may elect to receive a distribution of all or a portion of the vested amounts then credited to the Participant's account. The Participant will still continue to be eligible to participate in the Plan.

          A Participant may elect to receive an advance distribution for hardship under certain conditions as defined in the Plan and as subject to the evaluation of the Plan Administrator based on whether certain conditions have been satisfied.

NOTE B.-SUMMARY OF ACCOUNTING POLICIES

     A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

     1.   Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

                         HEALTHCARE SERVICES GROUP, INC.
                             RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 2005 AND 2004


NOTE B. (CONTINUED)

     2.   Investment Valuation and Income Recognition

          The Plan's investments are stated at fair value, which approximates market value, as reported to the Plan by PNC Bank. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis.

     3.   Benefit Payments

          Participants' withdrawals are recorded when paid.

NOTE C.-INVESTMENTS

     The following presents investments that represent 5 percent or more of the Plan's net assets as of:

                                                         December 31,
                                                    ---------------------
                                                       2005        2004
                                                    ----------   --------

     Fidelity Advisor Equity Growth Fund            $        *   $ 70,646
     Fidelity Advisor Equity Income Fund               137,023    103,712
     Growth Fund of America                            119,469          *
     Janus Adviser Forty Fund                          138,841     98,315
     Janus Adviser Lg Cap Growth Fund                   83,452     88,090
     Healthcare Services Group, Inc. common stock      133,574    129,183
     Black Rock Money Market Fund (PNC; Note E)        475,145    437,510
                                                    ----------   --------
                                                    $1,087,504   $927,456
                                                    ==========   ========

     *    Balance did not represent at least 5% of Net Plan Assets

     During 2005 and 2004, the Plan's investments (including realized and unrealized gains and losses) appreciated in value by $96,536 and $85,561, respectively as follows:

                         HEALTHCARE SERVICES GROUP, INC.
                             RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 2005 AND 2004

NOTE C. (CONTINUED)

                                                       December 31,
                                                    -----------------
                                                      2005      2004
                                                    -------   -------
     Mutual Funds                                   $21,843   $51,538
     Healthcare Services Group, Inc. common stock    63,328    31,073
     Money Market Fund (PNC; Note E)                 11,365     2,950
                                                    -------   -------
                                                    $96,536   $85,561
                                                    =======   =======

NOTE D.-PLAN TERMINATION

     Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

NOTE E.-RELATED PARTY-IN-INTEREST TRANSACTIONS

     Certain Plan investments are shares of a money market fund managed by PNC Financial Services Group ("PNC"). PNC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     In addition, certain plan investments are shares of the Healthcare Services Group, Inc. common stock. Healthcare Services Group, Inc. is the Plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan held 6,449.7252 and 6,198.7968 shares of Healthcare Services Group, Inc. common stock with a quoted market value of $133,574 and $129,183 at December 31, 2005 and 2004, respectively.

                         HEALTHCARE SERVICES GROUP, INC.
                             RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 2005 AND 2004

NOTE F.-TAX STATUS OF PLAN

     The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").

     The Plan has been amended since receiving the determination letter. However, an amendment required by IRS regulations has not been adopted as of December 31, 2005. The Plan has applied to the IRS under the Voluntary Correction Program to remedy this violation. Except for the violation noted above, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE G.-RISKS AND UNCERTAINTIES

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                         HEALTHCARE SERVICES GROUP, INC.
                             RETIREMENT SAVINGS PLAN

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                        SCHEDULE H, LINE 4I OF FORM 5500

   (a)                       (b)                         (c)              (e)
Party-In-                Identity of                Description of      Current
Interest                    Issue                     Investment         Value
---------   -----------------------------------   -----------------   ----------
   *        Healthcare Services Group             Common Stock        $  133,574
            AIM High Yield Fund Cl A              Mutual Fund              7,650
            American Beacon Sm Cap Value          Mutual Fund             10,891
            American Balanced Fund                Mutual Fund             41,557
            American Century Sm Cap Value         Mutual Fund             13,830
            American Century Value Fund           Mutual Fund             20,913
            Growth Fund of America                Mutual Fund            119,469
            Income Fund of America                Mutual Fund             49,221
            BlackRock GNMA Fund Inv A             Mutual Fund              5,922
            BlackRock Managed Inc Fund Inv A      Mutual Fund             14,033
            Federated High Income Bond Fund       Mutual Fund             21,089
            Federated Stock Trust                 Mutual Fund             48,052
            Fidelity Advisor Equity Growth        Mutual Fund             74,918
            Fidelity Advisor Equity Income        Mutual Fund            137,023
   *        Healthcare Services Stock Liquidity   Cash                       560
            AIM Dynamics Fund Cl A                Mutual Fund             12,382
            AIM Global Health Care Fund           Mutual Fund             26,448
            AIM Technology Fund Cl A              Mutual Fund             40,056
            Janus Adviser Forty Fund              Mutual Fund            138,841
            Janus Adviser Lg Cap Growth Fund      Mutual Fund             83,452
            MFS Int'l New Discovery Fund          Mutual Fund             51,495
            MFS New Endeavor Fund                 Mutual Fund              3,313
            Royce Low Priced Stock Fund           Mutual Fund             15,873
            Royce Opportunity Fund                Mutual Fund              6,160
   *        BlackRock Money Market (PNC)          Money Market Fund      475,145
                                                                      ----------
                                                                      $1,551,867
                                                                      ==========

                         HEALTHCARE SERVICES GROUP, INC.
                             RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 2005 AND 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                         Healthcare Services Group, Inc. Retirement Savings Plan


Date: June 26, 2006                            /s/ James L. DiStefano
                                               ---------------------------------
                                               By: James L. DiStefano
                                               Title: Chairman of Plan Committee

                         HEALTHCARE SERVICES GROUP, INC.
                             RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 2005 AND 2004

CERTIFICATION:

I, Daniel P. McCartney, Chief Executive Officer, certify that:

     1. I have reviewed this quarterly report on Form 10-Q of Healthcare Services Group, Inc.;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures ( as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting ( as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have;

               a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

               b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

               c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation and;

               d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors.

               a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

               b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting


Date: June 26, 2006                            /s/ Daniel P. McCartney
                                               ---------------------------------
                                               Daniel P. McCartney
                                               Chief Executive Officer

                         HEALTHCARE SERVICES GROUP, INC.
                             RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 2005 AND 2004

I, James L. DiStefano, Chief Financial Officer, certify that:

     1. I have reviewed this quarterly report on Form 10-Q of Healthcare Services Group, Inc.;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures ( as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting ( as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have;

               a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

               b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

               c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation and;

               d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors.

               a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

               b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


Date: June 26, 2006                            /s/ James L. DiStefano
                                               ---------------------------------
                                               James L. DiStefano
                                               Chief Financial Officer

                         HEALTHCARE SERVICES GROUP, INC.
                             RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 2005 AND 2004

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Healthcare Services Group, Inc. Retirement Savings Plan on Form 11-K for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Form 11-K"), I, Daniel P. McCartney, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Form 11-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d); and

2. The information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.


                                               /s/ Daniel P. McCartney
                                               ---------------------------------
                                               Daniel P. McCartney
                                               Chief Executive Officer
                                               June 26, 2006

                         HEALTHCARE SERVICES GROUP, INC.
                             RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 2005 AND 2004

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Healthcare Services Group, Inc. Retirement Savings Plan on Form 11-K for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Form 11-K"), I, James L. DiStefano, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

3. The Form 11-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d); and

4. The information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.


                                               /s/ James L. DiStefano
                                               ---------------------------------
                                               James L. DiStefano
                                               Chief Financial Officer
                                               June 26, 2006